

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Adam C. Vandervoort
Vice President, General Counsel and Secretary
American Independence Corp.
485 Madison Avenue
New York, NY 10022

> **Re:** **American Independence Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy filed April 30, 2010**
> **Form 10-K/A filed January 7, 2011**
> **Form 10-K/A filed February 1, 2011**
> **File No. 001-05270**

Dear Mr. Vandervoort:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,


                                        Jeffrey Riedler
                                        Assistant Director